Christa Davies
Aon Corporation
United States

June 21, 2016

International Assignment: Chicago, Illinois to London, England

Dear Christa,

This international assignment letter (this “Letter”) amends, restates, and extends the terms of your international assignment from Chicago, Illinois to London, England (your “International Assignment”). Unless otherwise explicitly provided herein, this Letter shall govern the terms and conditions of your International Assignment from July 1, 2016 through June 30, 2018 (the “Term”), and sets forth the entire agreement between you and the Company regarding your International Assignment during the Term. The terms and conditions of the letter entered into between you and Aon Corporation (the “Company”) dated January 12, 2012 and the extension letter entered into between you and the Company dated July 1, 2014 shall continue to apply through June 30, 2016.

We are committed to working with you to ensure that your International Assignment continues to be as successful and effectively managed as possible. This Letter sets out the terms and conditions of your International Assignment and the assistance we are committed to provide in connection with your International Assignment, consistent with the approval of, and directions provided by, the Organization and Compensation Committee of the Board of Directors of Aon plc.

1.	Introduction

Your continued International Assignment is subject to your acceptance of the terms and conditions outlined in this Letter. To the extent that anything in this Letter conflicts with the employment agreement entered into between you and the Company dated October 3, 2007, as amended March 27, 2012 and February 20, 2015 (your “Employment Agreement”) or the Company's employment-related policies and practices generally (your Employment Agreement, together with such policies and practices, are your “Employment Terms”), this Letter, once countersigned by you, will be a variation to and modify your Employment Terms. Unless otherwise specified herein or in a subsequent agreement between the parties hereto, your Employment Terms will remain unchanged for the duration of your International Assignment. For purposes of this Letter, the terms “Cause,” “Good Reason,” “Termination Date,” and “Notice Date” shall have the meanings provided in your Employment Agreement unless otherwise specified.

2.	International Assignment Duration

Once the Term is completed, you will return to the Company's offices in Chicago, Illinois, provided that the Company may, in consultation with you, extend or shorten the Term according to business needs and/or your personal circumstances. Notwithstanding the foregoing, in the event that your International Assignment is extended beyond 36 months from the beginning of the Term, the Company reserves the right to "localize" your terms and conditions by maintaining your International Assignment and terminating the Term under this Letter.

3.	Immigration

Your continued International Assignment is conditional upon the Company being able to maintain the appropriate work permit, visa, and/or other authorization documents for you to remain on your International Assignment. The Company will cover the cost of maintaining the appropriate work permit, visa, and/or other authorization documents for you. In addition, should you wish, the Company will use reasonable efforts to assist your spouse or partner in obtaining a work permit, visa, and/or other authorization documents to work in London, England.

4.	Changes to Compensation Arrangements

The changes to your compensation and benefits package during your International Assignment, as described below, are designed to provide you, to the largest extent practicable, with a level of income and benefits that does not disadvantage you in comparison to that which you would have received in the United States. We have also taken into consideration any additional costs that you may reasonably incur as a result of living in London, England. Unless otherwise noted below as being an excluded or non-taxable benefit, the following benefits will be grossed up for applicable taxes to compensate you for any tax differential in accordance with the Company’s tax equalization policy for international assignments (as described in Appendix A), in each case, as provided in Section 4.6 of this Letter.

4.1	Foreign Service Allowance

During the Term, you will receive an annual foreign service allowance of US$120,000. While on your International Assignment, your annual foreign service allowance will be added to your base salary for purposes of determining your annual target incentive opportunity. The allowance will be paid semi-monthly via your U.S. payroll.

4.2	Housing Allowance

During the Term, you will receive an annual housing allowance of US$286,510 (a monthly allowance of US$23,876). The allowance is to be used to pay accommodation rental, furniture rental and incidental costs associated therewith, and utility costs (excluding telephone and internet access which are personal expenses) arising from such accommodation. This allowance will be reviewed annually and may be adjusted to reflect foreign exchange and local market rate variation, and will be paid semi-monthly via your U.S. payroll. The payment of your U.S. housing expenses will remain your responsibility. Notwithstanding the foregoing, the Company shall provide you with home sale assistance in connection with the sale of your current residence in Summerfold House Pitch Hill, Ewhurst, Cranleigh GU67NL, England that is substantially equivalent (to the extent practicable) to that provided under the Company’s Senior Executive Domestic Transfer Policy.

4.3	Cost of Living Allowance

During the Term, you will receive an annual cost of living allowance of US$97,500. This allowance will be reviewed annually and may be adjusted to reflect foreign exchange and local market rate variation, and will be paid semi-monthly via your U.S. payroll.

4.4	School Tuition Allowance

The Company will pay the tuition, application, and registration fees for your children from kindergarten through preparatory/high school age to attend an American school, or equivalent, in London. School invoices will be paid directly by the Company’s relocation vendor.

4.5	Car Allowance

During the Term, you will receive an annual car allowance of US$23,500. This allowance will be paid semi-monthly via your U.S. payroll.

4.6	Income Taxes Payable in the U.K. (Equalization Tax)

It is likely that all or a portion of your earned income during any given U.K. tax year will be subject to tax in the U.K. The Company applies a tax equalization policy (as described in Appendix A) which is designed to ensure the income and social taxes you pay will be no more than what you would have paid had all of your earnings been taxable solely in the U.S.

4.7	Tax Preparation Services

The Company will also provide you with enhanced tax preparation, financial planning, and expatriate services for the tax years covered by your International Assignment and tax years for which international earnings are taxed by U.K. tax authorities following repatriation at the conclusion of the Term (or to the extent provided pursuant to Section 7).

5.	Hours of Work and Holidays

Your work schedule, work hours, and observed holidays on your International Assignment will follow the practice in London, England.

6.	Repayment Agreement

Subject to the immediately following paragraph, should you elect to resign from the Company without Good Reason to work with a direct competitor, during your International Assignment or the period 12 months after the end of the Term, the Company reserves the right to require repayment of all expatriate allowances you received in the preceding 12 months pursuant to the terms and conditions of this Letter. You agree that the Company may set off any such amounts against any amount the Company owes you on or after the effective date of such resignation.

For the avoidance of doubt, if you elect to resign from the Company under any circumstance other than the foregoing, if your employment is terminated by the Company with or without Cause, or if a comparable U.S.-based role is not available at the completion of your International Assignment, this repayment agreement will not apply.

7.	Termination of Employment

Notwithstanding anything to the contrary in this Letter, if your employment is terminated by the Company without Cause or by you for Good Reason, or if you resign for any reason after attaining age 55, in each case, during the Term, the following provisions will apply during the Term and thereafter for as long as you continue to abide by the conditions of Sections 6 and 7 of your Employment Agreement, comply in all material respects with Section 8 of your Employment Agreement, and sign and return the release required under Section 6 of the Executive Committee Combined Severance and Change in Control Plan (as amended from time to time), in each case, as and to the extent provided therein:

•	Your cost of living allowance (and all tax gross-ups thereon) will continue until the Termination Date.

•
Your housing and car allowances (and all tax gross-ups thereon) will continue until the later to occur of (1) the Termination Date, or (2) the date of termination or expiration of any agreement, commitment, or arrangement pursuant to which you have obtained such housing or car; provided, however, that if the Company requires you to leave the premises on the Notice Date or otherwise informs you that you will not be required to perform any further services prior to the Termination Date, that you will not take any action thereafter to extend such agreement, commitment or arrangement other than to extend the arrangement to the Termination Date, and that you will use your reasonable efforts to mitigate the cost of termination of any such agreement, commitment or arrangement following the Termination Date (but without obligation for you to incur cost in doing so).

•
Your enhanced tax preparation, financial planning benefits (and all tax gross-ups thereon), and tax equalization benefits will continue for all periods in which you receive income attributable to the period of your International Assignment (including all compensation, earnings recognized on the granting or vesting of equity-based awards, and benefits received under or contemplated by your Employment Agreement, the Executive Committee Combined Severance and Change in Control Plan (as amended from time to time), or this Letter before or after the Termination Date), and such benefits will be considered earned and vested on the Termination Date.

For the avoidance of doubt, while on your International Assignment, if your employment is terminated by the Company for Cause or terminated by you other than (1) for Good Reason, (2) pursuant to mutual consent, or (3) for any reason after attaining age 55, you will bear all relocation and other costs arising after your Termination Date.

8.	Completion of International Assignment

At the end of your International Assignment, the Company will endeavor to repatriate you into a position consistent with your then current employment agreement, if applicable, and in accordance with your capabilities, interest, and career potential. Your relocation will be managed in accordance with the provisions of the Company's policy.

9.	Repatriation Assistance

The Company will pay the transportation and moving cost (and all tax gross-ups thereon) for you and your family back to the U.S. at the end of the Term or once your International Assignment ends due to your termination of employment without Cause or for Good Reason, or for any reason after attaining age 55, in accordance with the Company's international relocation policy.

10.	Third Party Beneficiary

Each affiliate of the Company is a third party beneficiary of this Letter, and each of them has the full right and power to enforce rights, interests and obligations under this Letter without limitation or other restriction.

11.	No Waiver

No failure or delay by any party in exercising any right, power or remedy under this Letter shall operate as a waiver thereof, nor shall any single or particular exercise of the same preclude any further exercise thereof or the exercise of any other right, power, or remedy. Without limiting the foregoing, no waiver by any party of any breach of any provision of this Letter shall be deemed to be a waiver of any subsequent breach of that or any other provision of this Letter.

12.	Withholding and Deductions

While it is anticipated that all or most of your compensation from the Company will be subject to a hypothetical tax deduction rather than actual tax withholdings, all amounts paid pursuant to this Letter shall be subject to deductions and withholding for taxes (national, local, foreign, or otherwise) to the extent required by applicable law.

13.	Code Section 409A

We intend that this Letter and the benefits provided hereunder be interpreted and construed to be exempt from or otherwise comply with the applicable requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and all Treasury regulations and guidance issued thereunder ("Code Section 409A"), including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions. To the extent that any provision of this Letter would fail to comply with the applicable requirements of Code Section 409A, the Company may, in its sole and absolute discretion and without requiring your consent, make such modifications to the Letter and/or payments to be made thereunder to the extent it determines necessary or advisable to comply with the requirements of Code Section 409A. Notwithstanding any provision of this Letter to the contrary, if you are a “specified employee” within the meaning of Code Section 409A, any payments or arrangements due upon a termination of your employment that are subject to the requirements of Code Section 409A shall be delayed and paid or provided on the earlier of six months after your termination of employment or the date of your death. Upon the expiration of this delay period, all payments and benefits delayed shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Letter shall be paid or provided in accordance with the terms and conditions of this Letter. For purposes of applying the provisions of Code Section 409A, each separately identifiable amount to which you are entitled will be treated as a separate payment. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter providing for payment of amounts subject to Code Section 409A upon or following a termination of employment unless the termination is also a “separation from service” under Code Section 409A.

14.	Governing Law

This Letter will be construed in accordance with and governed by the laws of the State of Illinois, without regard to the choice of law principles thereof. Any suit, action or other legal proceeding arising out of or relating to this Letter shall be brought exclusively in the Federal or state courts located in the State of Illinois. You agree to submit to personal jurisdiction in the foregoing courts and to venue in those courts. You further agree to waive all legal challenges and defenses to the propriety of a forum in Chicago, Illinois and to the application of Federal or Illinois law therein.

Please confirm acceptance of the terms and conditions set out in this Letter by signing below and returning a copy of the signed Letter to me.

Sincerely,

/s/ Anthony R. Goland
Anthony R. Goland
EVP, Chief Human Resources Officer

Employee's Acknowledgement:

By signing below, I acknowledge receipt of this Letter, I accept the terms and conditions contained herein, and I consent to my International Assignment. I acknowledge and agree that my consent herein to my International Assignment, and my repatriation thereafter, shall not give rise to any right to terminate my employment for Good Reason (as defined in my Employment Agreement or any other agreement or arrangement between me and the Company) now or hereafter.

I further acknowledge that I have read and agree to be bound by the Company's tax equalization policy (as set forth on Appendix A). With regard to that policy, I specifically acknowledge and agree that, if I owe any monies to the Company, I will make payment of such monies to the Company within 60 calendar days of receiving written notification of the amount due, and I authorize the Company to deduct (or reduce from my earnings) any amounts owed under this policy from my paycheck where permitted by law.

/s/ Christa Davis
Christa Davies

June 21, 2016
Date

Appendix A

Tax Equalization Policy

The Company will apply the following tax equalization policy to ensure that the income and social taxes you pay will be no more than that you would have paid had all of your earnings been taxable solely in the U.S. For the avoidance of doubt, the policy does not provide for the grossing up for U.S. income and social taxes on the relocation benefits described in the Letter.

The Company will determine an estimate of the tax liability you would have paid in the U.S. on your earnings from the Company, known as your "hypothetical'' tax liability, and will deduct this estimated hypothetical tax from your monthly earnings via the Company's U.S. payroll. This policy will not protect you in your capacity as a shareholder of the Company from capital gains recognized pursuant to U.S. federal income tax as a result of the merger; however, your earnings related to granting or vesting of equity-based awards during your International Assignment will be covered by this policy.

Hypothetical tax is paid on salary and on any other income paid to you by the Company (e.g., bonus) or compensation recognized by you (e.g., granting or vesting of stock-based incentives). Please note, for the avoidance of doubt, the Company will deduct hypothetical tax from your income at the point the income is paid to you and not by reference to the payment date that might have applied had you not taken up the International Assignment.

Please note that you will be responsible for the cost of any tax or additional charges arising in any tax jurisdiction on any personal income or gains, spousal income or any other U.S. source income.

For the duration of your International Assignment and any tail period required, the Company will authorize and pay for a tax adviser to: (1) prepare your joint or individual U.S. Federal and State tax returns and U.K. tax returns as required, and (2) reconcile the hypothetical tax deductions made from your earnings.

If the amount of your final hypothetical tax liability to the Company is greater than the amount of any estimated hypothetical tax payments deducted by the Company from your salary or other payments, then you will be required to pay the additional hypothetical tax to the Company within 60 calendar days of the relevant tax returns being finalized.  If it is less, then the Company will reimburse any excess to you within 60 calendar days.

Provided you meet your obligations to the Company in respect of your hypothetical fax liability and provide such information and assistance as the Company and/or its designated tax adviser shall require in order to resolve your tax affairs on a timely basis and within the filing deadlines set down by the applicable tax authorities, the Company will pay any actual tax or social security liability arising in respect of your earned income.

Should you delay providing the necessary information to the tax advisers you will be responsible for any additional fees and/or penalties that arise as a result of the delay.

Although the Company will retain and pay an external tax adviser on your behalf to prepare your tax returns and to calculate your tax equalization calculations, it remains your personal obligation to file such returns within the applicable time limits and to abide by the tax laws in both the U.S. and U.K. The external tax adviser will provide regular information regarding your obligations and filing schedules.

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